Swire Pacific

Swire Pacific Limited
35/F, Two Pacific Place,
88 Queensway, Hong Kong.
Facsimile: 2845 5445

Our Ref: CSA/PAC1/24

04010543

11th March 2004

BY DHL

Securities and Exchange Commission
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, DC 20549
USA

Dear Sirs,

Swire Pacific Limited
File No. 82-2184

Pursuant to our obligation under Rule 12g3-2(b) of the Securities and Exchange Act of 1934, we enclose the following documents:

(a) Announcement Form.

(b) Press Release.

(c) Text of the highlights announcement which will be advertised as follows:

Financial Times	12/03/2004
The Economist (Global Edition)	20/03/2004

Yours faithfully,
For SWIRE PACIFIC LIMITED

Margaret Yu
Company Secretary

MY/RK/ph
Encl.
c.c. Eugenia Lee (BONY HK)
Anita Sung (BONY-NY)

P:\RK\Pac\Pac\PAC1-24 SEHKNY\Letter 2004.doc

To : Listing Division of The Stock Exchange of Hong Kong Limited
E-Business & Information Services of The Stock Exchange of Hong Kong Limited

From : **Swire Pacific Limited** No. of pages: 2
(Name of Company/Representative Company)
Margaret Yu 2840 8868 11th March 2004
(Responsible Official) (Contact Telephone Number) Date

Name of listed company : Swire Pacific Limited Stock Code: 19 & 87

Year end date : 31 / 12 / 2003

Currency : HK$

Change of any figures reported in the Results Announcement Form submitted previously for the Last Corresponding Period? ☑Yes ☐No

To be published in the newspapers (if applicable)
☑ Summarised results announcement
☐ Full results announcement

Auditors' Report (*Note IV*) ☐ Qualified ☐ Modified ☑ Unqualified ☐ N/A

Review of interim report (if applicable) by
☐ Audit committee
☐ Auditors
☐ Neither of the above

		(Audited/~~Unaudited~~*) Current Period from 1 / 1 / 2003 to 31 / 12 / 2003 (HK$ million)		(Audited/~~Unaudited~~*) Last Corresponding Period from 1/1/2002 to 31 / 12 / 2002 (HK$ million)	
Turnover (*Note I*)	:	17,568		15,215	
Profit/(Loss) from Operations (*Note II*)	:	4,585		4,345	
Finance cost	:	(464)		(547)	
Share of Profit / (Loss) of Associates	:	1,522		2,750	
Share of Profit / (Loss) of Jointly Controlled Entities	:	530		(36)	
Profit / (Loss) after Taxation & MI	:	4,922		5,377 #	
% Change over Last Period	:	-8.46 %			
EPS / (LPS) - Basic (*in Dollars*)	:	321.4¢/A 64.3¢/B		347.5¢/A 69.5¢/B #	
- Diluted (*in Dollars*)	:	N/A		N/A	
Extraordinary ("ETD") Gain / (Loss)	:	Nil		Nil	
Profit / (Loss) after ETD Items	:	4,922		5,377 #	
~~Interim~~ / Final* Dividend per Share	:	102¢/A 20.4¢/B		90¢/A 18.0¢/B	
(specify if with other options)	:	Nil		Nil	
B / C Dates for ~~Interim~~ / Final* Dividend	:	10 / 5 / 2004	to	13 / 5 / 2004	bdi.
Payable Date	:	1 / 6 / 2004			
B / C Dates for (Annual) General Meeting	:	10 / 5 / 2004	to	13 / 5 / 2004	bdi.
Other Distribution for Current Period (*Note III*)	:	Nil			
B / C Date for Other Distribution	:	N/A	to		bdi.

* Please delete as appropriate.

Any description or an explanatory note (Note V) attached?

☑ Yes (Number of pages attached: 1)
☐ No

For and on behalf of
SWIRE PACIFIC LIMITED

Signature : [signature]
Name : Margaret Yu
Title : Secretary

Note

In 2003, the Swire Pacific Limited group adopted the revised Statement of Standard Accounting Practice (HK SSAP) 12 "Income taxes" issued by the HKSA. This represents a change in accounting policy which requires that deferred taxation has to be provided in fully, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. The revised accounting policy has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

The profit/(loss) after taxation & MI for 2002 has been restated from HK$5,404m to HK$5,377m, a reduction of HK$27m. The EPS have been adjusted accordingly.

PRESS RELEASE

SWIRE PACIFIC LIMITED
2003 FINAL RESULTS

Consolidated Profit and Loss Account
for the year ended 31st December 2003

	Note	2003 HK$M	2002 HK$M
Turnover	1	17,568	15,215
Cost of sales		(9,929)	(7,727)
Gross profit		7,639	7,488
Other revenue		36	133
Distribution costs		(1,907)	(1,814)
Administrative expenses		(996)	(1,032)
Other operating expenses		(187)	(430)
Operating profit		4,585	4,345
Finance charges		(512)	(586)
Finance income		48	39
Net finance charges		(464)	(547)
Share of profits less losses of jointly controlled companies	2	530	(36)
Share of profits less losses of associated companies		1,522	2,750
Profit before taxation		6,173	6,512
Taxation	3	872	755
Profit after taxation		5,301	5,757
Minority interests		379	380
Profit attributable to shareholders		4,922	5,377
Dividends	4		
Interim - paid		490	618
Final - proposed		1,562	1,378
		2,052	1,996
		HK¢	HK¢
Earnings per share	5		
'A' shares		321.4	347.5
'B' shares		64.3	69.5
		HK¢	HK¢
Dividend per share			
'A' shares		134.0	130.0
'B' shares		26.8	26.0
		HK$	HK$
Shareholders' funds per share			
'A' shares		44.47	44.98
'B' shares		8.89	9.00

Consolidated Balance Sheet
at 31st December 2003

	Note	2003 HK$M	2002 HK$M
ASSETS AND LIABILITIES			
Non-current assets			
Fixed assets		65,473	66,975
Jointly controlled companies		4,311	5,845
Associated companies		17,677	17,983
Investment securities and long-term receivables		296	338
Deferred expenditure		126	217
Deferred tax assets		12	55
Retirement benefit assets		154	128
		88,049	91,541
Current assets			
Properties for sale	6	1,822	2,442
Stocks and work in progress		861	932
Trade and other receivables		2,485	2,146
Held-to-maturity securities - unlisted		32	2
Short-term deposits and bank balances		374	472
		5,574	5,994
Current liabilities			
Trade and other payables		8,205	7,630
Taxation		281	316
Bank overdrafts and short-term loans - unsecured		1,885	1,683
Long-term loans and bonds due within one year		2,821	3,107
		13,192	12,736
Net current liabilities		(7,618)	(6,742)
Total assets less current liabilities		80,431	84,799
Non-current liabilities			
Perpetual capital securities		4,642	4,642
Long-term loans and bonds		1,325	5,324
Deferred tax liabilities		891	804
Deferred liabilities		127	107
Retirement benefit liabilities		139	114
		7,124	10,991
Minority interests		5,231	4,861
NET ASSETS		68,076	68,947
CAPITAL AND RESERVES			
Share capital		919	920
Reserves	7	67,157	68,027
SHAREHOLDERS' FUNDS		68,076	68,947

Notes:

1. **Turnover**

Turnover represents sales by the Company and its subsidiary companies to outside customers and comprises revenue from:

	Group	
	2003	**2002**
	HK$M	**HK$M**
Gross rental income	4,277	4,625
Sales of development properties	2,365	565
Sales of investment properties	833	555
Rendering of other services	1,351	1,120
Sales of goods	8,742	8,350
	17,568	15,215

2. **Share of profits less losses of jointly controlled companies**

In 2002, the share of profits less losses of jointly controlled companies included an attributable loss of HK$398 million arising from the provision for diminution in value of property development sites. The share of the deficit on the revaluation of investment properties held by jointly controlled companies is dealt with in the group property valuation reserve.

3. **Taxation**

	2003	**2002**
	HK$M	**HK$M**
The taxation charge comprises:		
The Company and its subsidiary companies		
Hong Kong profits tax	330	292
Overseas taxation	130	117
Over-provision in respect of previous years	(47)	(14)
Deferred taxation	133	68
Tax on profits of jointly controlled companies	(17)	24
Tax on profits of associated companies	343	268
	872	755

Hong Kong profits tax is calculated at 17.5% (2002: 16.0%) on the estimated assessable profits for the year. In 2003, the Hong Kong government enacted a change in the profits tax rate from 16.0% to 17.5% for the fiscal year 2003/2004. Overseas tax is calculated at tax rates applicable in countries in which the group is assessable for tax.

4. Dividends

	2003 HK$M	2002 HK$M
Interim dividend paid on 2nd October 2003 of HK¢32.0 per 'A' share and HK¢6.4 per 'B' share (2002: HK¢40.0 and HK¢8.0)	490	618
Final proposed dividend of HK¢102.0 per 'A' share and HK¢20.4 per 'B' share (2002: HK¢90.0 and HK¢18.0)	1,562	1,378
	2,052	1,996

The final proposed dividend is not accounted for until it has been approved at the Annual General Meeting. The amount will be accounted for as an appropriation of the revenue reserve in the year ending 31st December 2004. Subject to the approval by the shareholders at the Annual General Meeting on 13th May 2004, it is expected that those dividends will be paid on 1st June 2004 to shareholders registered on 13th May 2004. The share registers will be closed from 10th May to 13th May 2004, both dates inclusive.

5. Earnings per share

Earnings per share are calculated by dividing the profit attributable to shareholders of HK$4,922 million (2002: HK$5,377 million) by the weighted average number of 930,477,088 'A' shares and 3,003,486,271 'B' shares in issue during the year (2002: 938,809,367 'A' shares and 3,043,155,572 'B' shares).

6. Properties for sale

At 31st December 2003, properties for sale pledged as security for the group's long-term loans amounted to HK$1,273 million (2002: HK$911 million).

7. Reserves

	Revenue reserve	Property valuation reserve	Share premium account	Capital redemption reserve	Investment revaluation reserve	Cash flow hedge reserve	Total
	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M	HK$M
Group							
At 31st December 2002							
- as originally stated	44,644	22,892	342	32	183	253	68,346
- change in accounting policy for deferred taxation	(319)	-	-	-	-	-	(319)
- as restated	44,325	22,892	342	32	183	253	68,027
Profit for the year	4,922	-	-	-	-	-	4,922
Repurchase of Company's shares							
- premium paid on repurchases	(59)	-	-	-	-	-	(59)
- transfer between reserves	(1)	-	-	1	-	-	-
2002 Final dividend	(1,378)	-	-	-	-	-	(1,378)
2003 Interim dividend	(490)	-	-	-	-	-	(490)
Goodwill reinstated							
- on disposal of subsidiary companies	2	-	-	-	-	-	2
- upon impairment	6	-	-	-	-	-	6
Decrease in property valuation arising during the year	-	(2,666)	-	-	-	-	(2,666)
Share of deficit on revaluation of investment properties held by jointly controlled companies	-	(69)	-	-	-	-	(69)
Revaluation surplus on investment properties transferred to operating profit on disposal	-	(484)	-	-	-	-	(484)
Exchange differences on cash flow hedges							
- recognised during the year	-	-	-	-	-	(617)	(617)
- deferred tax recognised	-	-	-	-	-	42	42
- transferred to the profit and loss account	-	-	-	-	-	(41)	(41)
Revaluation deficit on investment securities recognised during the year	-	-	-	-	(27)	-	(27)
Exchange differences	(11)	-	-	-	-	-	(11)
At 31st December 2003	47,316	19,673	342	33	156	(363)	67,157

The 2003 valuation at open market value of the group's investment properties, both completed and under development, was HK$59,239 million. The valuation, including the share of valuation deficit in jointly controlled companies, resulted in a net decrease of HK$2,735 million in the group's property valuation reserve.

Segment Information

(a) Primary reporting format - business segments by division:

Year ended 31st December 2003	The Company and its subsidiaries: Turnover HK$M	The Company and its subsidiaries: Operating profit HK$M	The Company and its subsidiaries: Net finance charges HK$M	Jointly controlled companies: Share of profits less losses HK$M	Associated companies: Share of profits less losses HK$M	Group: Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	4,367	3,173	(244)	22		2,951	2,305
Property trading	2,365	243		23		266	302
Sales of investment properties	833	558				558	535
Hotels and restaurants				(18)	39	21	9
Provision for development properties		(30)				(30)	(28)
	7,565	**3,944**	**(244)**	**27**	**39**	**3,766**	**3,123**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					696	696	521
Hong Kong Dragon Airlines					11	11	11
Aircraft engineering					186	186	156
Cargo handling					283	283	156
	-	**-**	**-**	**-**	**1,176**	**1,176**	**844**
Beverages							
Hong Kong	1,351	175	(1)			174	127
USA	2,788	225	(16)			209	142
Taiwan	997	66	(7)			59	42
Mainland China		(68)		205		137	86
Central costs		(34)				(34)	(34)
	5,136	**364**	**(24)**	**205**	**-**	**545**	**363**
Marine Services							
Ship repair, land engineering and harbour towage				36		36	23
Container handling				71	307	378	317
Ship owning and operating	1,218	309	(19)	23		313	306
	1,218	**309**	**(19)**	**130**	**307**	**727**	**646**
Trading & Industrial							
Car distribution	2,570	106				106	72
Shoe and apparel distribution	857	55	(1)	6		60	45
Waste services				101		101	84
Beverages can supply				44		44	40
Paint supply				17		17	20
Other activities	247	(36)	11			(25)	(23)
	3,674	**125**	**10**	**168**	**-**	**303**	**238**
Head Office	**147**	**(157)**	**(187)**	**-**	**-**	**(344)**	**(292)**
Inter-segment elimination	(172)						
Total	17,568	4,585	(464)	530	1,522	6,173	4,922

(a) Primary reporting format - business segments by division (continued):

Year ended 31st December 2002	The Company and its subsidiaries Turnover HK$M	Operating profit HK$M	Net finance charges HK$M	Jointly controlled companies Share of profits less losses HK$M	Associated companies Share of profits less losses HK$M	Group Profit before taxation HK$M	Profit attributable to shareholders HK$M
Property							
Property investment	4,693	3,338	(330)	22		3,030	2,419
Property trading	565	125		54		179	172
Sales of investment properties	555	409				409	407
Hotels and restaurants				(36)	72	36	23
Provision for development properties				(398)		(398)	(398)
	5,813	**3,872**	**(330)**	**(358)**	**72**	**3,256**	**2,623**
Aviation							
Airline services and airline catering							
Cathay Pacific Group					1,805	1,805	1,677
Hong Kong Dragon Airlines					107	107	86
Aircraft engineering					242	242	209
Cargo handling					229	229	143
	-	**-**	**-**	**-**	**2,383**	**2,383**	**2,115**
Beverages							
Hong Kong	1,323	183	(1)			182	138
USA	2,696	204	(23)			181	110
Taiwan	937	55	(17)			38	30
Mainland China		(72)		140		68	33
Central costs		(37)				(37)	(35)
	4,956	**333**	**(41)**	**140**	**-**	**432**	**276**
Marine Services							
Ship repair, land engineering and harbour towage				24		24	21
Container handling				35	295	330	282
Ship owning and operating	993	352	(12)	25		365	355
	993	**352**	**(12)**	**84**	**295**	**719**	**658**
Trading & Industrial							
Car distribution	2,500	(131)	(7)			(138)	(174)
Shoe and apparel distribution	674	43	(1)	(25)		17	7
Waste services				89		89	75
Beverages can supply				14		14	13
Paint supply				19		19	18
Other activities	309	66		1		67	65
	3,483	**(22)**	**(8)**	**98**	**-**	**68**	**4**
Head Office	**127**	**(190)**	**(156)**	**-**	**-**	**(346)**	**(299)**
Inter-segment elimination	**(157)**						
Total	15,215	4,345	(547)	(36)	2,750	6,512	5,377

(b) Secondary reporting format - geographical segments:

The activities of the Swire Pacific group are mainly based in Hong Kong. Ship owning and operating activities are carried out internationally and cannot be attributed to specific geographical areas.

An analysis of turnover and operating profit of the group by principal markets is outlined below:

	Turnover		Operating profit	
	2003	2002	2003	2002
	HK$M	HK$M	HK$M	HK$M
Hong Kong	9,480	7,700	3,745	3,615
Asia (excluding Hong Kong)	3,639	3,324	171	77
North America	3,233	3,200	359	301
Ship owning and operating	1,216	991	310	352
	17,568	15,215	4,585	4,345

Share Capital
During the year, the Company has repurchased on the stock exchange 1,932,500 'A' shares of HK$0.60 each of the Company at an aggregate consideration of HK$60 million. All the shares repurchased were cancelled.

Changes in Accounting Policies
In the current year, the group adopted the Statement of Standard Accounting Practice ("HK SSAP") 12 (revised) "Income taxes" issued by the Hong Kong Society of Accountants, which is effective for accounting periods commencing on or after 1st January 2003. The adoption of the revised HK SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives have been restated to conform to the changed policy.

Corporate Governance
The Company has complied throughout the year with the Code of Best Practice as set out in the Listing Rules. The annual results for the year have been reviewed by the Audit Committee of the Company.

Staff
The group employed more than 56,700 staff at the end of 2003.

Sources of Finance
At 31st December 2003, committed loan facilities and debt securities amounted to HK$16,534 million, of which HK$7,094 million (43%) remained undrawn. In addition, the group has undrawn uncommitted facilities totalling HK$2,577 million. Sources of funds at the end of 2003 comprised:

	Available	Drawn	Undrawn
	HK$M	HK$M	HK$M
Committed facilities			
Perpetual Capital Securities	4,642	4,642	-
Bonds	2,321	2,321	-
Fixed/Floating Rate Notes	1,000	1,000	-
Bank and other loans	8,571	1,477	7,094
	16,534	9,440	7,094
Uncommitted facilities			
Money market & others	3,810	1,233	2,577

Interest Cover and Gearing
At 31st December 2003, 72% of the group's gross borrowings were on a fixed rate basis and 28% were on a floating rate basis.

Interest cover for the year ended 31st December 2003 was 9.88 times while cash interest cover, calculated by reference to total interest charges including capitalised interest was 5.90 times. The gearing ratio was 14% at the end of 2003.

Contingencies
At 31st December 2003, the group has given guarantees on behalf of jointly controlled companies and third parties in respect of bank loans and other liabilities of up to HK$1,375 million (2002: HK$1,354 million).

Chairman's Statement
In a year in which the SARS outbreak provoked an unprecedented contraction in economic activity in Hong Kong, a relatively modest profit decline of 8% to HK$4,922 million reflects the underlying strength and resilience of the Swire Pacific group's businesses. Having weathered the marked slowdown in passenger traffic during the second quarter, Cathay Pacific was well placed to benefit from the resurgence in travel demand that was seen from July onwards, and which continues in the current year. Swire Properties has also benefited from renewed consumer confidence, evident in the second half with strong sales of residential apartments at improved prices. The HK$1,247 million profit contribution from Beverages, Marine Services and Trading & Industrial interests was 33% up on the previous year.

Dividend
Directors have recommended final dividends of HK¢102.0 per A share and HK¢20.4 per B share. This, together with the interim dividends of HK¢32.0 per A share and HK¢6.4 per B share paid in October 2003, gives a total dividend for the year of HK¢134.0 per A share and HK¢26.8 per B share, 3.1% growth over 2002.

Scope of Activities
Improved property trading profits and the contribution from sales of The Albany units compensated for declining rental income from the office portfolio. Whilst office occupancy levels fell during the year, the pick up in consumer confidence is beginning to filter through to the office leasing market and discussions continue with a number of potential tenants for Three Pacific Place, which will open early in the second half of this year.

As passenger traffic rebounded in the second half Cathay Pacific was quick to deploy additional capacity on existing long haul and regional trunk routes; this has had the added benefit of lowering unit costs, which reached a new low of HK$2.00 per ATK for the year, notwithstanding high fuel prices. Recovery in the passenger market, lower costs and robust cargo demand throughout the year helped Cathay Pacific to turn a first half loss into a full year contribution to Swire Pacific of HK$521 million. Hactl, together with HAECO and other associates, provided attributable profits of HK$323 million in 2003, 38% of the total aviation division contribution.

Another year of double digit volume growth in Mainland China enabled the Beverages Division to contribute profits of HK$363 million, 32% ahead of the prior year. Extensions to the product range and further reductions in unit costs, combined with volume growth, have facilitated improved margins in Mainland China. Elsewhere profit contributions from our beverage interests in Hong Kong, Taiwan and the USA were similar to those of the prior year.

Conditions in the offshore oil support industry were relatively challenging in 2003, with exploration activity particularly depressed in the first half. Although new vessels commissioned during the year were successfully placed into term charters, overall returns fell slightly.

The Trading and Industrial Division reported record profits of HK$238 million in 2003, with all the major businesses performing well. Motor vehicle and sports apparel trading operations have successfully integrated new brands during the year, whilst our industrial interests in paints and can manufacturing both benefited from aggressive growth strategies in Mainland China.

Finance

Net cash inflows were again strong in 2003 with cash from operations and asset realisations, in particular from the sale of residential apartments, totalling HK$9,171 million. Net debt and gearing fell to HK$10,174 million and 14% respectively. Undrawn committed and uncommitted facilities stood at HK$7,094 million and HK$2,577 million respectively.

Our A3 long term debt rating from Moody's was reaffirmed during the year; Standard & Poor's placed us on negative outlook in April 2003 but reaffirmed their BBB+ rating.

Corporate Governance

A commitment to good corporate governance is central to our management philosophy. During the year we took further steps to enhance governance with the establishment of remuneration committees for each of the three listed companies within the Swire Pacific Group.

In the interests of promoting higher standards of corporate governance, we became a member of the Asian Corporate Governance Association.

Social & Environmental Responsibility

The group is committed to acting in a socially responsible manner taking into account wider stakeholder interests. Building on a corporate database of key performance measures, the group published an Environment, Health and Safety progress report. The group received a number of awards and was again included in the Dow Jones Sustainability Index.

Prospects

Rising consumer confidence evident in the second half of 2003 appears to be sustainable and should lead to strong GDP growth both in Hong Kong and the region in 2004. This will help to improve returns from our retail interests and should lead, over time, to revitalised demand for office space, but in the short term it will not arrest the decline in net rental income. However, we remain confident that the market will recover in due course and justify investment in further building projects under consideration.

Cathay Pacific plans a significant increase in capacity in 2004, reflecting reinstatement of schedule reductions in place during the second quarter of 2003 and some further expansion. This will help offset the impact on unit costs of high fuel prices. The airline is now very well positioned to benefit from continued passenger and cargo traffic growth across Asia and the prospect of additional services to Mainland China. Our other aviation interests are also likely to benefit from a combination of strong traffic growth at the Hong Kong International Airport and a broad recovery in demand for aircraft maintenance services.

Our Mainland China beverage operations will benefit from rising per capita incomes, new product offerings and better purchasing and distribution strategies following the recent establishment of a supply chain management company in Mainland China in joint venture with The Coca-Cola Company. The offshore oil support market is likely to remain keenly competitive in the near future as demand growth has yet to absorb new supply. Trading and Industrial interests look set for another good year.

Hong Kong, recovering from a period of prolonged deflation, will benefit from closer integration with the rapidly developing Mainland China economy. We remain optimistic about the prospects for further growth and new investment opportunities presented by these developments.

James Hughes-Hallett
Chairman
Hong Kong, 11th March 2004

The 2003 annual report containing all the information required by the Listing Rules of The Stock Exchange of Hong Kong Limited is expected to be published on the Exchange's website on or before 25th March 2004 and printed copies will be sent to shareholders on 13th April 2004.

For further information, please contact:

Mr. Andrew Herdman	**(852) 2840 8092**
Mrs. Maisie Shun Wah	**(852) 2840 8097**

PAID ADVERTISEMENT IN OVERSEAS PRESS

SWIRE PACIFIC LIMITED

2003 Final Results Highlights	2003	2002	Change
Profit attributable to shareholders	US$631M	US$689M	- 8.5%
Investment property portfolio	US$7,595M	US$7,830M	- 3.0%
Net assets per share	US$5.70	US$5.77	- 1.1%
Earnings per share	US¢41.21	US¢44.55	- 7.5%
Dividends per share	US¢17.18	US¢16.67	+ 3.1%

"Satisfactory results reflect broad based recovery in the second half."

James Hughes-Hallett
Chairman, Swire Pacific Limited
Hong Kong, 11th March 2004

Notes:

1. Amounts per share refer to 'A' shares. Entitlements of 'B' shareholders are in proportion 1 to 5 compared with those of 'A' shareholders.
2. All the above figures have been translated from Hong Kong dollars into United States dollars at an exchange rate of US$1 = HK$7.80.
3. Dividends are declared in Hong Kong dollars.